Filed by NewHold Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-39417

Subject Company: Evolv Technologies, Inc.

Evolv Technology – Pre-Recorded Remarks: First Quarter 2021 Business Update Conference Call, June 10, 2021

C O R P O R A T E P A R T I C I P A N T S

Peter George, Chief Executive Officer

Peter Faubert, Chief Financial Officer

P R E S E N T A T I O N

Operator

Good morning, and welcome to the Evolv First Quarter 2021 Business Update Call.

With me today is Peter George, CEO of Evolv, and Peter Faubert, CFO of Evolv.

As a reminder, this conference call contains statements about future events and expectations which are forward-looking in nature. Statements on this call may be deemed as forward-looking, and actual results may differ materially.

With that, I’d like to turn it over to Peter George, CEO of Evolv Technology.

Peter.

Peter George

Thank you, Ryan, and good morning, everybody.

Evolv Technology: we are the leader in AI touchless screening. Today, we announced some financial highlights for the first quarter of 2021, which included the highest single-quarter revenue and total contract value, or TCV, bookings number in the Company’s history. Our strong performance was attributed to venues looking to re-open safely amidst the health and safety and pandemic and a more robust expansion into key industries new to security screening.

Our record Q1 is a testament to how our industry-leading weapons detection screening technology is transforming today’s physical security landscape. Sales were fueled by continued expansion within our customer base, strong progress in sports, performing arts venues, theme parks, and office parks, as well as industry developments in gaming. We look forward to continuing to open the world’s most iconic venues and leveraging our partners as they magnify Evolv’s presence in the market.

I’d like to ask Peter Faubert, our CFO, to present some highlights on the financial side.

Peter.

Peter Faubert

Thanks, Peter.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

Evolv Technology – Pre-Recorded Remarks: First Quarter 2021 Business Update Conference Call, June 10, 2021

Again, as Peter mentioned, we had a record bookings quarter in the first quarter of 2021. A bookings of $8.2 million represents four-year contract value bookings and was up 141% over the prior year’s quarter at $3.4 million.

Revenue for the first quarter of 2021 was $3.9 million; compared to the previous year’s quarter at $640,000, that represents over a 500% increase in revenue year-over-year.

And then finally, we’re investing in our go-to-market strategy by adding direct sales representatives, and we’ve increased the number of sales reps on our team by 25% in the first quarter of 2021.

With that, I’ll had it back over to Peter to cover some business highlights.

Peter.

Peter George

Thanks, Peter.

Some other business highlights.

We expanded our headcount in Q1 beyond quota-carrying sales reps, up to 80% of the population of the employees at Evolv.

We also added several major market professional sporting teams, including members of the MLB, MLS, and NFL, who are now using Evolv to open their gates with a safer, frictionless, and contactless fan experience.

We had 177% increase in security screens over the prior 12-month period. Nobody screened more people, other than the TSA, in North America than Evolv Technology.

We also announced a partnership with Motorola. Motorola will be reselling the Evolv technology product as a concealed weapons detection product as part of their premium portfolio, and they will be providing an end-to-end security solution that will be second to none in the industry.

The Company also recently announced the launch of Evolv Insights, a powerful SaaS-based analytics dashboard that provides security and operations professionals the ability to comprehensively review, analyze, and collect valuable data from their Evolv Express screening systems throughout their venues and their facilities.

As the world is learning, the Evolv Express system delivers up to 70% cost reduction, is 10 times faster than traditional metal detectors—we’re a weapons detector, not a metal detector—resulting in screening at an unparalleled 3,600 people per hour, per system. The system allows for visitors to pass through screening without breaking stride, continuing their pace, improving security at the speed and scale required in today’s world.

I’d like to also announce that Evolv is on track to complete its previously announced merger with NewHold Investment Corp shortly after the second quarter of 2021, subject to satisfaction of customary closing conditions. The transaction, announced in March of 2021, would result in Evolv becoming a U.S. publicly-listed entity. The combined company is expected to have a post-transaction pro forma total enterprise value of approximately $1.25 billion and total equity value of approximately $1.7 billion and intends to remain listed on the Nasdaq but under the ticker symbol EVLV.

On behalf of everyone of Evolv Technology, we look forward to continuing to communicate to you in this way and give you updates on our business through these kinds of updates or through quarterly earnings announcements.

Thank you very much.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

Important Information for Investors and Stockholders

This document relates to a proposed transaction between NewHold and Evolv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. NewHold has filed a registration statement on Form S-4 with the SEC, which includes a document that will serve as a prospectus and proxy statement of NewHold, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NewHold stockholders. NewHold also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NewHold are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NewHold through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from NewHold upon written request to NewHold Investment Corp., c/o NewHold Enterprises, LLC, 52 Vanderbilt Avenue, Suite 2005, New York, New York 10017, Attn: Charlie Baynes-Reid, or by calling (212) 653-0153, or by email at info@newholdllc.com.

Participants in the Solicitation

NewHold and Evolv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NewHold’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NewHold and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between NewHold Investment Corp. (“NewHold”) and Evolv Technologies, Inc. (“Evolv”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NewHold’s securities, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of March 5, 2021 (the “Merger Agreement”), by and among NewHold, Evolv and NHIC Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NewHold, by the stockholders of NewHold, the satisfaction of the minimum trust account amount following redemptions by NewHold’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Evolv Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Evolv and potential difficulties in Evolv employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Evolv or against NewHold related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of NewHold’s securities on a national securities exchange, (xi) the price of NewHold’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which NewHold plans to operate or Evolv operates, variations in operating performance across competitors, changes in laws and regulations affecting NewHold’s or Evolv’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in Evolv’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NewHold’s registration on Form S-1 (File No. 333-239822), the registration statement on Form S-4 discussed above and other documents filed by NewHold from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law NewHold and Evolv assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NewHold nor Evolv gives any assurance that either NewHold or Evolv or the combined company will achieve its expectations.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond NewHold’s and Evolv’s control. While all projections are necessarily speculative, NewHold and Evolv believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that NewHold and Evolv, or their representatives, considered or consider the projections to be a reliable prediction of future events.

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